                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 3)*

                              EXPRESS SCRIPTS, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   302182-10-0
                                 (CUSIP Number)

                                       N/A
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 8 Pages

---------------------                                     -----------------
CUSIP NO. 302182-10-0                13G                  PAGE 2 OF 8 PAGES
---------------------                                     -----------------

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                           NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
                           NOS. OF ABOVE PERSONS (ENTITIES ONLY)


   1                       New York Life Insurance Company
--------------------------------------------------------------------------------
                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (SEE INSTRUCTIONS)                           (A) [ ]
                                                                        (B) [ ]
   2
--------------------------------------------------------------------------------
                           SEC USE ONLY
   3
--------------------------------------------------------------------------------
                           CITIZENSHIP OR PLACE OF ORGANIZATION

   4                       New York
--------------------------------------------------------------------------------
                           SOLE VOTING POWER

                       5   0
                       ---------------------------------------------------------
   NUMBER OF               SHARED VOTING POWER
    SHARES
 BENEFICIALLY          6   16,240,000(1)
   OWNED BY            ---------------------------------------------------------
     EACH                  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON             7   16,240,000
     WITH              ---------------------------------------------------------
                           SHARED DISPOSITIVE POWER

                       8   0
--------------------------------------------------------------------------------
                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

   9                       16,240,000
--------------------------------------------------------------------------------
                           CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                           CERTAIN SHARES                                   [ ]
  10                       (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  11                       20.51%
--------------------------------------------------------------------------------
                           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

  12                       IC
--------------------------------------------------------------------------------







--------
(1) All share amounts reflect a two-for-one stock split effected June 22, 2001.

---------------------                                     -----------------
CUSIP NO. 302182-10-0                13G                  PAGE 3 OF 8 PAGES
---------------------                                     -----------------

--------------------------------------------------------------------------------
                           NAMES OF REPORTING PERSONS I.R.S.
                           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   1                       NYLIFE LLC
--------------------------------------------------------------------------------
                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (SEE INSTRUCTIONS)                           (A) [ ]
                                                                        (B) [ ]
   2
--------------------------------------------------------------------------------
                           SEC USE ONLY
   3
--------------------------------------------------------------------------------
                           CITIZENSHIP OR PLACE OF ORGANIZATION

   4                       Delaware
--------------------------------------------------------------------------------
                           SOLE VOTING POWER

                       5   0
                       ---------------------------------------------------------
      NUMBER OF            SHARED VOTING POWER
       SHARES
    BENEFICIALLY       6   16,240,000
      OWNED BY         ---------------------------------------------------------
        EACH               SOLE DISPOSITIVE POWER
      REPORTING
       PERSON          7   16,240,000
        WITH           ---------------------------------------------------------
                           SHARED DISPOSITIVE POWER
                       8   0
--------------------------------------------------------------------------------
                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

   9                       16,240,000
--------------------------------------------------------------------------------
                           CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
  10                       CERTAIN SHARES (SEE INSTRUCTIONS)                [  ]
--------------------------------------------------------------------------------
                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  11                       20.51%
--------------------------------------------------------------------------------
                           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

  12                       OO
--------------------------------------------------------------------------------

Item 1(a). Name of Issuer:

         Express Scripts, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

         13900 Riverport Drive
         Maryland Heights, MO 63043

Item 2(a). Name of Person Filing:

         New York Life Insurance Company ("New York Life");and its wholly owned subsidiary, NYLIFE LLC, the successor entity to NYLIFE Inc. ("NYLIFE"), Filing Persons under Schedule 13G (filed on February 17, 1998), as amended by Amendment No. 1 to Schedule 13G (filed on February 9, 1999) and Amendment No. 2 to
Schedule 13G (filed on February 9, 2001).

Item 2(b). Address of Principal Business Office or, if None, Residence:

         The principal business office for each of New York Life and NYLIFE is 51 Madison Avenue, New York, NY 10010.

Item 2(c).  Citizenship:

         New York Life is a New York mutual insurance company and NYLIFE is a Delaware limited liability company.

Item 2(d). Title of Class of Securities.

         Class A Common Stock, par value $.01 per share, of the Issuer ("Class A Common Stock").

Item 2(e). CUSIP Number:

         302182-10-0

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                 Act;

         (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

         (e) [ ] An investment advisor in accordance with Rule
                 13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;


                                                               Page 4 of 8 Pages

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

         (a) Amount beneficially owned:*

                  16,240,000

         (b) Percent of class:

                  20.51% based on 79,172,701 shares outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 13, 2001.

         (c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote: 0

                  (ii)     Shared power to vote or to direct the vote:
                           16,240,000**

                  (iii) Sole power to dispose or to direct the disposition of: 16,240,000

                  (iv) Shared power to dispose or to direct the disposition of: 0

         * NYLIFE is the beneficial owner of 16,240,000 shares (the "Shares") of Class A Common Stock, which represents approximately 20.51% of the outstanding shares of Class A Common Stock based on 79,172,701 shares outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 13, 2001. New York Life owns the entire limited liability company interest of NYLIFE and, as a result, may be deemed to be the beneficial owner of the Shares. On December 21, 2001 NYLIFE declared a distribution payable to New York Life which includes 11,740,000 shares of Class A Common Stock, including the 6,900,000 Contract Shares described below, which was effected on February 11, 2002.

         ** On August 22, 2001 NYLIFE entered into a SAILS Mandatorily Exchangeable Securities Contract (the "August Contract") with Credit Suisse First Boston International ("CSFBI") relating to the disposition by NYLIFE of up to 4,500,000 shares of Class A Common Stock held by NYLIFE (the "August Contract Shares"). Specifically, the August Contract obligates NYLIFE to deliver to CSFBI on August 22, 2011 (subject to extension and acceleration) (the "Maturity Date") a number of shares of Class A Common Stock equal to the product of the Exchange Rate times 4,500,000 shares, or at NYLIFE's option in lieu of shares, to deliver an amount of cash equal to the Maturity Price (as defined in the August Contract) of the number of shares otherwise deliverable. The Exchange Rate is equal to: (a) if the Maturity Price is less than $70.27 (the "Threshold Price") but greater than $54.05 (the "Issue Price"), a fraction equal to the Issue Price divided by the Maturity Price; (b) if the Maturity Price is equal to or greater than the Threshold Price, a fraction equal to the Issue Price divided by the Threshold Price; and (c) if the Maturity Price is equal to or less than the Threshold Price, 1.0, subject in each case to anti-dilution and extraordinary transaction adjustments. NYLIFE received from CSFBI $238,968,562.50 in cash on August 22, 2001, pursuant to the August Contract, representing the Purchase Price under the August Contract, net of certain expenses and fees.


                                                               Page 5 of 8 Pages

         As previously reported, on November 7, 2000, in connection with an offering of certain securities issued by the Express Scripts Automatic Exchange Security Trust, a trust not affiliated with any Reporting Person or Express Scripts, Inc. (the "Trust"), NYLIFE entered into a forward purchase agreement (the "Contract") with the Trust relating to the disposition by NYLIFE of up to 6,900,000 shares of Class A Common Stock held by NYLIFE (the "Contract Shares"). On December 21, 2001 NYLIFE declared a distribution to New York Life which includes the Contract Shares and was effected on February 11, 2002.

         Under a Stockholder and Registration Rights Agreement between the Issuer and New York Life, New York Life has agreed, and agreed to cause each of its subsidiaries, including, NYLIFE, to vote (A) the 6,900,000 shares of Class A Common Stock pledged to the Trust in the same proportion and to the same effect as the votes cast by the other stockholders of the Issuer at any meeting of stockholders (or in any written consent) of the Issuer and (B) all voting securities of the Issuer, including the 16,240,000 shares of Class A Common Stock, held by New York Life (and any of its subsidiaries, including NYLIFE) in favor of the Issuer's slate of nominees for directors recommended by the Issuer's Board of Directors for election by stockholders of the Issuer (provided that, so long as New York Life is entitled to representation on the Issuer's Board of Directors pursuant to the Stockholder and Registration Rights Agreement, such slate includes New York Life's nominees) and the adoption of the Issuer's 2000 Long-Term Incentive Plan (as approved by the Issuer's Board of Directors). Also, under the Stockholder and Registration Rights Agreement and a certain underwriting agreement, dated November 1, 2000, New York Life and NYLIFE agreed to certain restrictions as to the transfer of the Shares, which lapsed on February 6, 2001.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certifications

         Not applicable
                                                              Page 6 of 8 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002


                         NEW YORK LIFE INSURANCE COMPANY


                         By:  /s/ Anne F. Pollack
                              -------------------------------------------------
                              Name:  Anne F. Pollack
                              Title: Senior Vice President and Chief Investment
                                     Officer


                         NYLIFE LLC


                         By:  /s/ Anne F. Pollack
                              -------------------------------------------------
                              Name:  Anne F. Pollack
                              Title: Senior Vice President and Chief Investment
                                     Officer


                                                               Page 7 of 8 Pages

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share, of Express Scripts, Inc., and further agree that this Agreement shall be included as an exhibit to such joint filing.

         The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning the other parties, unless such party knows or has reason to believe that such information is inaccurate.

         In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 13th day of February, 2002.



                         NEW YORK LIFE INSURANCE COMPANY


                         By:  /s/ Anne F. Pollack
                              -------------------------------------------------
                              Name:  Anne F. Pollack
                              Title: Senior Vice President and Chief Investment
                                     Officer


                         NYLIFE LLC


                         By:  /s/ Anne F. Pollack
                              -------------------------------------------------
                              Name:  Anne F. Pollack
                              Title: Senior Vice President and Chief Investment
                                     Officer


                                                               Page 8 of 8 Pages